SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
               TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM




August 10, 2005

BY FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C 20549
Attention: Scott Anderegg, Esq.
                 Mail Stop 0308

                  Re: Roaming Messinger, Inc. (the "Company")
                      Form SB-2 File No. 333-124600



Dear Sir:

On behalf of the Company, we are hereby enclosing for your review two copies of Amendment No. 3 (the "Amendment") to the Company's registration statement on Form SB-2 (the "Registration Statement"). One of the copies has been marked to show changes from Amendment No. 2 to the Registration Statement ("Amendment No. 2"). On the date hereof, we are also filing the Amendment by EDGAR transmission. Amendment No 2 was filed on July 22, 2005. The staff of the Securities and Exchange Commission (the "Staff") issued comments on Amendment No. 2 by letter dated August 5, 2005. Following are the Company's responses to the Staff's comments. For ease of reference, we have set forth the Staff's comments in their entirety.

In previous letters, the Staff requested that the Company make, to the extent applicable, corresponding revisions to its Annual Report on Form 10-KSB for the year ended June 30, 2004 and to its Quarterly Report on Form 10-QSB for the three months ended March 31, 2005 (Commission File No. 0-13215). We are filing both of these documents on the date hereof.

            Revenue Recognition, page F-7

      1. We note your response to comment 4 in our letter dated July 12, 2005. Please confirm in your response you do not ask customers to pay a one-time license fee upon activation for Roaming Messenger Communication, as disclosed on page 15 of the Business section. If this disclosure is not an accurate description of this revenue source, tell us the nature of the transaction, your present accounting policy and the supporting accounting guidance. If you do ask customers to pay a one-time license fee upon activation for Roaming Messenger Communication, please tell us your present accounting treatment. Please note the staff has historically objected to up-front revenue recognition even with an accrual of the related costs.

            The Company advises the Staff supplementally that, as set forth in the Registration Statement, it has not generated any material revenues from its Roaming Messenger product line. For the nine months ended March 31, 2005, it only generated fees in the amount of $1,474 for one small customer paying a monthly fee of $330 during a period four and one half months. No activation fees were paid by this customer. For the fiscal year ended June 30, 2004, the Roaming Messenger product line generated no revenue.

            In the future, the Company intends to charge its customers a one-time license fees upon activation of the Roaming Messenger products. The Company undertakes to recognize future revenues from the Roaming Messenger products in accordance with SOP 97-2.

      2. Also confirm to us that end users of Warp 9 ICS services do not have the option nor do they take possession of your software in any web hosting arrangements. See EITF No. 00-3. If end users do not take possession of your software, please tell us if you account for the up-front customization or enhancement services and monthly service fees in accordance with EITF No. 00-21. In your response include an evaluation of all deliverables in the arrangement to determine the separate units of accounting or, alternatively, tell us the applicable accounting guidance. See paragraph 9 of EITF No. 00-21. If end users do take possession of your software please tell us if your accounting policy is in accordance with SOP 97-2.

            The Company confirms to the Staff that end users of Warp9 ICS services do not have the option nor do they take possession of the software, and therefore EITF No. 00-3 and 97-2 do not apply to Warp 9 ICS activities. The Company accounts for the (1) enhancement service fees, and (2) for the monthly service fees in accordance with EITF No. 00-21.

            The Company's Analysis as to the Applicability of EITF 00-21 Paragraph 9

            There are two deliverables, which constitute two units of accounting:

            o     Enhancement services; and

            o     Monthly services.

            These deliverables qualify as two separate units of accounting because they meet all of the following criteria:

      a) The delivered item, i.e. enhancement services, has value on a standalone basis because the enhancement services may be performed separately by any other service provider.

      b) There is objective and reliable evidence of the fair value of the undelivered items, i.e. monthly services. The monthly services are offered to other customers at the same fixed fees. The fees for monthly services are the same whether or not the customers contract Warp 9 for enhancement services.

      c) The customer has a right of return with respect to the delivered enhancement services because it may ask for modifications. However, performance of the undelivered item, i.e. monthly services, is considered probable and substantially in the control of the vendor. The customer has signed a contract for the monthly services, which is a separate and independent contract.

      3. Please revise your current revenue disclosures for Roaming Messenger Communication and Warp 9 ICS to reflect the substance of these transactions and your present accounting policies.

      The Company has made revisions to the Registration Statement in accordance with the Staff's comment.

Please do not hesitate to contact the undersigned at 212-981-6766 with any questions or comments with respect to the foregoing.




                                                          Very truly yours,

                                                          /s/
                                                          Louis A. Brilleman